UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 23, 2025, Toro Corp. (the “Company” or “Toro”) and Castor Maritime Inc. (“Castor”) agreed to amend the terms of (1) Castor’s 5.00% Series D Cumulative Perpetual Convertible Preferred Shares, par value $0.001 per share (the “Castor Series D Preferred Shares”), held by a wholly-owned subsidiary of Toro and (2) Toro’s 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Toro Series A Preferred Shares”), held by a wholly-owned subsidiary of Castor, in each case to extend the initial conversion date by one-year, which shall be to January 1, 2027 in the case of the Castor Series D Preferred Shares and March 7, 2027 in the case of the Toro Series A Preferred Shares.

Castor is a public company listed on the Nasdaq Capital Market. Castor’s Chairman, Chief Executive Officer and Chief Financial Officer, is also the Company’s Chairman and Chief Executive Officer. The foregoing amendments to the terms of the preferred shares were approved by the board of directors of Toro and Castor at the recommendation of their respective special committees of disinterested and independent directors who negotiated the amendments.

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The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275477 and 333-275478) and Form S-8 (File No. 333-274652 and 333-290645).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: December 29, 2025

	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer